

February 10, 2015

Via E-mail
Mr. Rogério Leme Borges dos Santos
Controller and Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

> **Re: National Steel Company**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Response Letter dated January 26, 2015**
> **File No. 1-14732**

Dear Mr. Santos:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Financial Statements

Note 9-Investments, page FS-30

a) Events in 2013

1.   We note your response to comment 1 from our letter dated December 23, 2014. In future filings, please disclose the information you provided related to how you determined the fair value of your remaining investment in TLSA.

b) Changes in investments in joint ventures, associates, and other investments, page FS-31

2.   We note your response to comment 2 and have the following additional comments.

- Please more fully explain the nature of the amounts you have identified as "reclassifications." In this regard, we note that paragraph 28 of IAS 28 indicates that the investor's share in the joint venture's gains or losses resulting from transactions between and entity and its joint venture is eliminated. We therefore do not understand your use of the term "reclassification" and how you have appropriately eliminated the resulting gains and losses specified in paragraph 28 of IAS 28. Please explain.

- Reconcile these "reclassified" amounts to the information you have presented in Note 19.

- Please explain why your rollforward of your investment balance on page FS-31 includes the 542,711 total share of profits of joint ventures and associate if this amount, as you appear to indicate in your disclosures, includes your share in the joint ventures' gains and losses resulting from transactions with the joint ventures; and

- Please tell us how you will revise future disclosures to better explain your accounting.

3.   We note your response to comment 3. Please provide this clarifying information in your future filings.

Note 10- Property, Plant, and Equipment, page FS-36

4.   We note your response to comment 5. Please provide this clarifying information in your future filings.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief